Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1933

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following advisory was sent to the Global Communications Advisory List by Stella Low on July 2, 2018

GLOBAL COMMUNICATIONS ADVISORY

** NOT FOR DISTRIBUTION **

Attached please find the finalized set of internal talking points and External FAQs regarding this morning’s announcements. These are being filed today with the SEC, and should help you answer questions for team members, customers and partners. Additionally, the recording of the investor call along with the investor presentation are now available here.

As always, please reach out to Dave Farmer or me with any questions.

Thanks,

Stella

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In February, Dell Technologies filed notice with the U.S. Securities and Exchange Commission that the company would be evaluating a number of potential business opportunities to accelerate our growth even faster in today’s dynamic IT environment. This morning Dell Technologies announced the completion of this strategic review. A New York Times article Deal to Return Dell to Public Trading, but Still in Its Founder’s Hands posted earlier this morning, summarizes the news and places it within the broader context of Dell Technologies overall business trajectory.

After a thorough review, we reached an agreement to enter the public market by exchanging the outstanding Class V (NYSE: DVMT) tracking stock, which was issued at the time of the Dell and EMC combination, for Dell Technologies common stock.

Once the transaction is complete, which is subject to stockholder approval and other customary closing conditions, Dell Technologies stock will be publicly listed on the New York Stock Exchange. The transaction is expected to close in the fourth quarter of calendar year 2018.

Tracking stock shareholders will have the option to exchange their shares or cash out at a 29 percent premium to the tracking stock closing price. Contingent on the exchange transaction, VMware will offer a cash dividend to all stockholders, including Dell Technologies. More details are available in the Dell Technologies press release and virtual press kit and VMware release. Michael Dell will also be sending an email to all team members.

This transaction will simplify our capital and ownership structure and provide public investors the opportunity to share in the value creation of Dell Technologies in its entirety. VMware maintains its independence as a separate publicly traded company while Dell Technologies will continue to own 81% of VMware common stock.

In the press release, Michael and Silver Lake shared that they remain committed as long-term stockholders and strategic partners. Michael reiterated that he remains deeply committed to the company and to working with our world-class team to build the long-term value of Dell Technologies and its businesses. Egon Durban, Silver Lake’s Managing Partner and Managing Director commented: “We are excited that public investors will share in Dell Technologies’ dynamic value creation with Silver Lake, which has no plans to seek liquidity and remains an enthusiastic long-term shareholder.”

An Investor call will be held this morning here at 7:00 a.m. CST / 8:00am EST.

A detailed set of FAQs and other related materials will be filed today with the SEC and can be found here.

Instructions for Communicators

Due to the nature and substance of this announcement, communications from the company are restricted to a very small number of individuals. Please direct any reporters or industry analysts to the Investor call for any information they need concerning today’s news or path forward. A replay will be available here shortly after the call.

Feel free to reach out to me or Dave Farmer with any questions.

Thanks,

Stella

Stella Low

Senior Vice President, Global Communications

Dell | Marketing

mobile +1 508 335 9908

Stella.Low@Dell.com

176 South Street, Hopkinton, 01748, Massachusetts, USA

Follow me @Stelow

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, the Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at www.investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

Dell Technologies Concludes Strategic Review Internal Talking Points

What Did We Announce?

•	On July 2, we announced that we are entering the next chapter of Dell Technologies as we reached an agreement to enter the public equity market and to simplify our capital structure.

•	Following a comprehensive strategic review of the options we listed in the 13D filing in February this year, we reached agreement with a Special Committee of independent directors to exchange the outstanding Class V tracking stock for Class C common stock of Dell Technologies or optional cash election option.

•	Following the transaction, the Dell Technologies Class C common shares will become publicly listed on the New York Stock Exchange and the Class V tracking stock will be delisted.

•	Dell Technologies will propose to exchange each share of Class V tracking stock will be exchanged for 1.3665 shares of Dell Technologies Class C common stock, or at the holder’s election, $109 in cash, subject to the aggregate amount of cash consideration not exceeding $9 billion. The offer of $109 in cash consideration per share represents a 29% premium to the Class V share closing price prior to announcement.

•	This gives stockholders the opportunity to participate in Dell Technologies’ future value creation.

•	Following the close, current Class V stockholders will own 20.8%-31.0% of Dell Technologies, depending on election amounts, implying a pre-transaction equity value of $48.4 billion for Dell Technologies, and a pro forma equity value of $61.1 – 70.1 billion.

•	With unprecedented data growth fueling the digital era of IT, and that fact that we are uniquely positioned with our portfolio of technologies and services to enable the digital, IT, security and workforce transformations of our customers, this is a great opportunity for our customers, partners, stockholders and our team members. As a public company, Dell Technologies has maintained and plans to continue to maintain the same strategic focus on long-term growth.

•	VMware’s board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders contingent on the satisfaction of other conditions to the completion of the transaction.

•	We intend to use the dividend proceeds to finance the cash consideration paid to Class V stockholders. If any cash is remaining, we can use it to fund future share repurchases or to pay-down debt.

•	VMware has thrived as part of the Dell Technologies family and has seen tremendous traction and strategic relevance with all our customers, resulting in significant revenue growth and financial performance. For example, VMware has benefited from substantial synergies as part of the Dell Technologies family. VMware generated approximately $400 million in growth synergies in FY18 related to its affiliation with Dell Technologies, and in FY19 is on track to achieve $700 million faster than initially expected.

•	After the transaction, VMware will retain its independent status, strategy and capital allocation policy for organic investment, M&A and shareholder returns.

•	In terms of ownership and leadership, today Silver Lake currently owns 24% of Dell Technologies’ common shares and as part of this transaction will maintain the entirety of its investment in the company. Michael Dell, who currently owns 72% of Dell Technologies common shares, will continue to serve as Chairman and CEO.

We Are In a Position of Strength:

•	We make these decisions from a position of strength and the Dell Technologies’ performance showcases the strength of our end-to-end suite of solutions and complementary businesses.

•	As we have previously announced, Dell Technologies is experiencing strong positive momentum across its businesses after a period of strong revenue growth, earnings, cash flow and accelerated debt pay-down.

•	In the most recent quarter, the company generated revenue of $21.4 billion, a 19% increase year-over-year, net loss decreased 55% to $0.5 billion and the company generated $2.4 billion of adjusted EBITDA, a 33% increase year-over-year.

•	Over the trailing twelve-month period Dell generated $82.4 billion of revenue with a net loss of $2.3 billion and cash flow from operations of $7.7 billion. Over the same period, on a non-GAAP basis, Dell generated $83.5 billion of non-GAAP revenue, $4.8 billion of non-GAAP net income with $9.7 billion of adjusted EBITDA.

•	Dell has maintained a disciplined pace of deleveraging, having paid down $13 billion of gross debt since its merger with EMC in September 2016.

What It Means for Dell Technologies, Our Customers, Partners and Team Members

•	The transaction simplifies Dell Technologies’ capital and ownership structure and creates a class of publicly-traded security that reflects the full value of the Dell Technologies family of businesses.

•	As Dell Technologies has continued to successfully integrate following the merger with EMC, the company has significantly improved its strategic position with deeper customer relationships of increasing size and scope, enhanced its go-to-market reach, accelerated its growth and share gain momentum, and fostered a culture of winning. Dell Technologies has been recognized by customers as the essential and trusted technology partner, leading to strong financial performance. Following the transaction, this focus will not change.

•	In fact, customers will continue to receive the widest technology portfolio from the edge to the core to the cloud, enabling them to digitally transform their businesses. Plus, to meet the growing demand of customers and partners to buy solutions across Dell Technologies’ family of businesses, we remain committed to simplifying our offerings and making the full customer experience both easier and faster for customers.

•	Our focus on innovation through continued R&D investments and a simplified customer experience has led to Dell Technologies being included in 21 Gartner Magic Quadrants and becoming the leader in 13 of such quadrants, and IDC ranking Dell Technologies #1 in nearly all the areas where it competes.

•	For the next steps, the transaction is subject to approval by Class V stockholders representing a majority of the voting power of the outstanding Class V common stock other than those held by affiliates of Dell Technologies. The transaction is also subject to other customary closing conditions.

Next Steps:

•	The transaction is expected to close in the fourth quarter of calendar year 2018.